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                              May 19, 2020

       Pankaj Mohan, Ph.D.
       Chief Executive Officer and Chairman
       Sonnet BioTherapeutics Holdings, Inc.
       100 Overlook Center, Suite 102
       Princeton, NJ 08540

                                                        Re: Sonnet
BioTherapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 22,
2020
                                                            File No. 333-237795

       Dear Dr. Mohan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Prospectus Summary, page 4

   1. We note your belief that your FHAB technology, based on an in vivo study in a mouse, significantly
improved efficacy versus interleukin. We further note your disclosure on page 185 that
presents your conclusion that "SON-1010 [is] more effective at reducing tumor volume and
extending survivability than standalone IL-12 WT." Additionally, we note similar statements
regarding your FHAB technology and other product candidates
                                                        throughout the
registration statement. Given that it is within the sole authority of the FDA or similar foreign
regulator to determine the efficacy of a drug and that efficacy is determined by reference
to the indication being treated, these statements are not
                                                        appropriate. Please
delete these statements. You may replace these statement and other similar statements with
descriptions of the preclinical or clinical trials and the resulting
 Pankaj Mohan, Ph.D.
FirstName LastNamePankaj Mohan, Ph.D.
Sonnet BioTherapeutics Holdings, Inc.
Comapany NameSonnet BioTherapeutics Holdings, Inc.
May 19, 2020
Page 2
May 19, 2020 Page 2
FirstName LastName
         data without drawing conclusions with respect to efficacy. Incorporation of Certain Information by Reference
Form 8-K Dated April 1 Filed April 3, 2020, page 21

2. Please explain to us where the Form 8-K dated April 1 and filed April 3, 2020 is included in the incorporation of certain information by reference section on page 21.
3. We reference the financial statements of Relief Therapeutics SA included in Exhibit
         99.4 and note that the audit report of Mazars SA does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. However, Note
         3 indicates that the financial statements were prepared in accordance with IFRS as issued by the IASB. Please have your auditors revise their audit report to opine on financial statements prepared in accordance with IFRS as issued by the IASB. Refer to Item 17(c)
         of Form 20-F.
4. We reference Note 11 on page 14 of the audited financial statements of Relief
         Therapeutics SA included in Exhibit 99.4. Please explain to us the basis in accounting literature for the income recognition of the loan forgiven by the sole shareholder.
5. It is unclear to us why you have included the pro forma information in both Exhibits 99.5 and 99.6. Please explain to us the difference between the pro forma information in each of these exhibits and the reason pro forma information was included in separate exhibits.
6. Please refer to Exhibit 99.6. We note that pro forma adjustment (3)B represents the fair value of in-process research and development with no alternative future use acquired from
         Relief Therapeutics. However, on your pro forma balance sheet this amount is combined with the effects of a pre-closing private placement transaction. In order to clarify the effect of the Relief acquisition, please revise your presentation to separately quantify and disclose all material pro forma adjustments. In addition, disclose the purchase price allocation for the acquisition of Relief Therapeutics and discuss how the fair values were determined that resulted in the in-process research and development. Refer to the requirements Rule 11-02 of Regulation S-X.
7. Please refer to Exhibit 99.6. We note that your pro forma adjustment to cash in note
         (3)E includes a $6 million payment of payoff amount. Please revise your disclosure to describe the nature and terms of the payoff and your basis for including this amount as a pro forma adjustment.
8. Please refer to Exhibit 99.6. We note the pro forma weighted average shares outstanding of 2,204,932 disclosed in note (3)N does not agree to the weighted average common shares outstanding of 2,275,661 disclosed on the face of the pro forma statement of operations. Please advise or revise your disclosure accordingly. As a related matter, explain to us how your calculated the 5,351,662 historical reverse-split affected weighted average shares outstanding in pro forma adjustment (3)O.
 Pankaj Mohan, Ph.D.
FirstName LastNamePankaj Mohan, Ph.D.
Sonnet BioTherapeutics Holdings, Inc.
Comapany NameSonnet BioTherapeutics Holdings, Inc.
May 19, 2020
Page 3
May 19, 2020 Page 3
FirstName LastName
9. We note that you have incorporated by reference your Registration Statement on Form S-4
         (File No. 333-235301) filed on November 27, 2019 and refer to your FHAB disclosure starting on page 179. Please revise to balance the presentation of this disclosure, as applicable, to discuss the challenges or uncertainties you face with respect to the development or commercialization of your proprietary FHAB technology.

10. We note that you have incorporated by reference your Registration Statement on Form S-4
         (File No. 333-235301) filed on November 27, 2019 and refer to your pipeline table on page 180. Please include a column for each of Phase 2 and Phase 3.
11. We note that you have incorporated by reference your Registration Statement on Form S-4
         (File No. 333-235301) filed on November 27, 2019 and refer to your pipeline table on page 180. Please revise your pipeline table to indicate that SON-080 and SON-081 are the same product candidate with different indications. To the extent that you have not commenced clinical trials for Diabetic Peripheral Neuropathy, please revise the chart to indicate your reliance on the clinical results of SON-080 as representative of the development status of SON-081.
12. We note that you have incorporated by reference your Registration Statement on Form S-4
         (File No. 333-235301) filed on November 27, 2019 and refer to your pipeline table on page 180. Please either identify the "undisclosed" and "early stage cancer" indications or remove them from the pipeline table. The table is intended to provide information about your product candidates in development that are material to your company. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table.
13. We note that you have incorporated by reference your Registration Statement on Form S-4
         (File No. 333-235301) filed on November 27, 2019 and refer to your discussion of the completed Phase I studies in 214 cancer patients on page 181. To the extent a drug-
         related serious adverse event has occurred, or an event the investigator could not determine was unrelated to treatment, please clearly disclose the event and the number of affected patients.
General

14. It appears you are not eligible to conduct this offering on Form S-3 because you do not meet the conditions outlined in General Instruction I.A.6 of Form S-3. In this regard, we note that Sonnet BioTherapeutics, Inc. was deemed to be the accounting acquirer for financial reporting purposes in your business combination and the financial statements of
         Sonnet BioTherapeutics, Inc. have not been included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. Please refile this offering on Form S-1. When you refile, please also consider your eligibility to incorporate by reference. See General Instruction VII of Form S-1. Pankaj Mohan, Ph.D.
Sonnet BioTherapeutics Holdings, Inc.
May 19, 2020
Page 4


15. We note that you are registering 29,487,330 shares of common stock for resale by the selling stockholders, including approximately 24 million shares pursuant to the reset provisions of the Series A warrants and Series B warrants. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and
      Disclosure Interpretations. In discussing the circumstances under which the investors received the shares, address in your response the investors' acquisition of the additional 24 million shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNamePankaj Mohan, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameSonnet BioTherapeutics Holdings, Inc.
                                                            Office of Life
Sciences
May 19, 2020 Page 4
cc:       Steven M. Skolnick, Esq.
FirstName LastName